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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

    [X] Form 10-K and Form 10-KSB   [ ] Form 20F   [ ] Form 11K
    [ ] Form 10Q   [ ] Form N-SAR

                     For the Period Ended: December 31, 2001

                       [ ] Transition Report on Form 10-K

                       [ ] Transition Report on Form 10-Q

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form N-SAR

                       [ ] Transition Report on Form 11-K

                      For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full name of registrant: VFINANCE, INC.

Former name, if applicable: VFINANCE.COM, INC.

Address of principal executive office (Street and Number):

3010 North Military Trail, Suite 300
Boca Raton, Florida 33431

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or Expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual or semi-annual report, transition report on
                  Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-KSB for the year ended December 31, 2001 was due on April 1, 2002. As of April 1, 2002, because of the complexity of the accounting for the three acquisitions that vFinance, Inc. (the "Company") completed during the 2001 fiscal year and its corporate restructuring in December 2001, it was impossible for the Company to complete its internal work. As a result, the Company was unable to provide to its auditors the material necessary for the auditors to prepare audited financial statements and an auditor's report on or prior to April 1, 2002. Due to the delay, the Company was unable to file the Form 10-KSB on or prior to the due date.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Robert F. Williamson, Jr. - (561) 981-1020.



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(2)      Have all or other periodic reports required under Section 13 or 15(d)
         of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As described below, although the Company's revenues almost tripled during the 2001 fiscal year, the Company posted a loss. The loss was mainly due to the increase in cost of revenues and the goodwill write-off described below.

         The total revenues posted by the Company were $15,762,223 for the year ended December 31, 2001, as compared to $5,517,480 for the year ended December 31, 2000, an increase of $10,244,743. Cost of revenues was $9,662,399 for the year ended December 31, 2001 as compared to $3,051,257 for the year ended December 31, 2000, an increase of $6,661,082. Gross profit was $6,099,824 for the year ended December 31, 2001 as compared to $2,466,223 for the year ended December 31, 2000, an increase of $3,633,601.

         Depreciation and amortization was $10,139,171 for the year ended December 31, 2001 as compared to $1,682,324 for the year ended December 31, 2000, an increase of approximately $8,456,848. During the year the Company wrote off substantially all of the goodwill related to the three acquisitions completed during the 2001 fiscal year.

         Dated: April 2, 2002      By: /s/ ROBERT F. WILLIAMSON, JR.
                                      ---------------------------------------
                                      Robert F. Williamson, Jr., Vice President
                                      and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.